Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

July 23, 2013

VIA FEDERAL EXPRESS AND EDGAR

Securities and Exchange Commission

Mail Stop 7010

100 F Street, NE

Washington, DC 20549

Attention: Pamela A. Long

Re:	Plastec Technologies, Ltd.
Amendment No. 3 to Registration Statement on Form F-1
Filed July 10, 2013 File No. 333-185212

Dear Ms. Long:

On behalf of Plastec Technologies, Ltd. (the “Company”), we respond as follows to the Staff’s comment letter, dated July 17, 2013, relating to the above-captioned Registration Statement. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Report of Independent Registered Public Accounting Firm, page F-2

1.	Please tell us how you have complied with Rule 5-04(c) of Regulation S-X. That is, we note the new Schedule I included as Note 21; however, it is not clear that it has been audited as required. Please advise or request that your auditors revise their report accordingly.

The new Schedule I, included as Note 21, was examined by the Company’s independent auditors as required by Rule 5-04(c) of Regulation S-X. The Company’s independent auditors have revised their report accordingly.

*****

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

cc:	Ho Leung Ning